UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

141 Front Street
Hamilton HM 19
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

On July 30, 2021, Aspen Insurance Holdings Limited (the “Company”) posted to its website its Financial Condition Report for the year ended December 31, 2020 (the "FCR"), in accordance with Bermuda regulatory requirements. The FCR includes financial and other information about the Company that is substantially similar to information included in the Company's Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the U.S. Securities and Exchange Commission on April 9, 2021 (the "20-F").

The FCR, however, includes a subsequent event note on page 53, which was not included in the Form 20-F. This subsequent event note is copied below:

"Foreign Exchange movements due to currency mismatching. During the second quarter of 2021, the Company identified a control deficiency regarding incorrect treatment of foreign exchange gains and losses arising as a result of currency matching issues within Aspen U.K.’s underwriting premiums receivables in the period 2008-2012. The deficiency resulted in previous foreign exchange revaluation and translation amounts which should have been matched with underwriting premium receivable payments being carried over and were incorrectly included in Aspen U.K.’s underwriting premiums receivable, thereby overstating the related asset value.

The Company, with the assistance of outside forensic accountants, has analyzed the expected impact of this deficiency on the accounts of both Aspen U.K. and Aspen Holdings and has concluded that the error would result in underwriting premiums receivable, retained earnings and accumulated other comprehensive income being revised downward by $89.7m, $2.1m and $87.6m respectively as at 31 December 2020. Net impact to Shareholder’s Equity at December 31, 2020 will be a reduction of $89.7m which reduces the 2020 Aspen Group Bermuda Solvency Capital Requirement Ratio from 243% to 237%. The Company has concluded that this error is immaterial to the prior period financial statements of Aspen Holdings. In accordance with US GAAP, we therefore will correct the error in the comparatives for 2020 and 2019 in the 2021 financial statements of Aspen Holdings to be included in the Company’s Annual Report on Form 20-F for the year ending December 31, 2021, by adjusting the prior period information and adding disclosure of the error.”

The Company has further concluded that this control deficiency will constitute a material weakness when management performs its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. The Company therefore believes that its internal controls over financial reporting would, at that time, be assessed to be ineffective. Management has, however, developed a remediation plan to address this issue which it intends to implement by the end of Q4 2021. There can be no assurances that intended remediation plan will be successful in remediating the material weakness or if successful, when such remediation will be completed.

A complete copy of the FCR is available at: https://investor.aspen.co/other/solvency-reports/default.aspx

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: July 30, 2021	By:	/s/ Kevin Chidwick
	Name:	Kevin Chidwick
	Title:	Chief Financial Officer